

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 27, 2019

Geoff MacKay
President and Chief Executive Officer
AVROBIO, Inc.
One Kendall Square
Building 300, Suite 201
Cambridge, MA 02139

> **Re: AVROBIO, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2019**
> **File No. 333-235641**

Dear Mr. MacKay:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed December 20, 2019

Description of Capital Stock
Choice of Forum, page 13

1. We note your disclosure on page 13 that your forum selection provision in your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum "for any state law claim" for certain litigation, including any "derivative action." However, we note that your forum selection bylaw does not include a state law claim limitation. Please advise, or expand your disclosure to, if true, explicitly state that this provision does not apply to actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James H. Xu - Goodwin Procter LLP